BIO-Key International, Inc.

3339 Highway 138, Building A, Suite E

Wall, NJ 07719

September 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:          BIO-Key International, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed September 15, 2014

File No. 333-192504

Dear Mr. Schwall:

We thank you for your comment letter dated September 16, 2014 (the “Comment Letter”) addressed to BIO-Key International, Inc. (the “Company”). The following is in response to the staff’s Comment Letter. The comment is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Part II – Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

1.             The legality opinions that are incorporated by reference into this post-effective amendment state that they speak as of the dates that the registration statements were initially declared effective. Accordingly, please amend to file an updated legality opinion.

Response:

We have amended the registration statement to include an updated legal opinion.

We also hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to your comment. Please call me directly at (732) 359-1111 with any questions or additional comments. Thank you.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael W. DePasquale

       Michael W. DePasquale

       Chief Executive Officer